UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 14 May, 2012

ASX & MEDIA RELEASE
14 MAY, 2012

MARSHALL EDWARDS COMPLETESRIGHTS OFFERING TO STOCKHOLDERS

Novogen Limited’s subsidiary, Marshall Edwards, Inc., (NASDAQ: MSHL), has made the following announcement:

San Diego – 14 May, 2012 –Marshall Edwards, Inc.(Nasdaq: MSHL), an oncology company focused on the clinical development of novel therapeutics targeting cancer metabolism, announced today the completion of its previously announced rights offering to stockholders, which expired on Friday, 11 May, 2012.

Results indicate that stockholders exercised subscription rights to purchase 11.7million Units in the offering.  Accordingly, the company will issue 5.8 million shares of common stock and warrants to purchase 2.9 million shares of common stock.  Gross proceeds from the offering were $5.2 million, before deducting fees and expenses.

“I would like to express my appreciation to our shareholders for their continued support,” said Daniel P Gold PhD, President and Chief Executive Officer of Marshall Edwards.  “The proceeds from this offering will enable us to advance our two lead oncology drug candidates, ME-143 and ME-344, through key clinical milestones as we prepare for the next phase of development.”

Pursuant to the rights offering, stockholders of record as of 30 March, 2012 received one subscription right for each share of common stock owned.  Each subscription right entitled the holder to purchase one Unit, which consisted of 0.5 shares of the company’s common stock and a warrant to purchase 0.25 shares of the company’s common stock.  Holders of the company’s outstanding Series A warrants also received one subscription right for each share of common stock issuable pursuant to such warrants.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities of Marshall Edwards, Inc. nor shall there be any sale of securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.  A copy of the prospectus for the rights offering may be obtained by contacting the company’s investor relations department at investor@marshalledwardsinc.com or +1 858 369-7199.

About Marshall Edwards

Marshall Edwards, Inc., is a San Diego-based oncology company focused on the clinical development of novel therapeutics targeting cancer metabolism.  The company’s lead drug candidates, ME-143 and ME-344, have been shown in laboratory studies to interact with specific enzyme targets resulting in inhibition of tumour cell metabolism, a function critical for cancer cell survival.  Marshall Edwards initiated a Phase I clinical trial of intravenous ME-143 in patients with solid refractory tumours in September, 2011 and plans to present safety and pharmacokinetic data from the trial at the American Society of Clinical Oncology Annual Meeting in June, 2012.  The company received approval of its Investigational New Drug application for ME-344 in April, 2012 and initiated a Phase I clinical trial of intravenous ME-344 in patients with solid refractory tumours shortly thereafter.  For more information, please visit www.marshalledwardsinc.com.

About Novogen Limited

Novogen Limited (ASX: NRT  NASDAQ:NVGND) is an Australian biotechnology company based in Sydney, Australia.  Novogen conducts research and development on oncology therapeutics through its subsidiary, Marshall Edwards, Inc., and is developing glucan technology through its subsidiary, Glycotex, Inc.  More information on the Novogen group of companies can be found at www.novogen.com.